Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Matt Dallas Ph: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN ANNOUNCES DATES FOR UPCOMING CORPORATE EVENTS AND
FILING OF ANNUAL REPORT FOR YEAR ENDED DECEMBER 31, 2006

DUBLIN, IRELAND, MARCH 30, 2007--Elan Corporation, plc today announced the dates for upcoming corporate events and the publication and filing of its Annual Report for the fiscal year ended December 31, 2006.

Events

First Quarter 2007 Financial Results

Elan will report its first quarter 2007 financial results on April 24, 2007, before U.S. and European financial markets open.  The results announcement will be followed by a conference call at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan’s first quarter 2007 financial results. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.  This event will be webcast live and can be accessed by going to the Investor Relations section on Elan’s website at www.elan.com.

Annual General Meeting (AGM)

Elan will hold its AGM at 10:00 a.m. BST on May 24, 2007 at the Four Seasons Hotel, Ballsbridge, Dublin 4, Ireland.  This event will also be webcast live and can be accessed by going to the Investor Relations section on Elan’s website at www.elan.com. Elan announced that Dr Alan Gillespie will not seek re-election as a Director at the AGM and will retire on that date.

Filing of Annual report

Elan has published and filed its Annual Report and Notice of the 2007AGM for the year ended December 31, 2006 with the Irish Stock Exchange and the UK Listing Authority. The Annual Report, Notice of the 2007 AGM along with Elan’s Form 20-F for the year ended December 31, 2006 (as filed with the Securities and Exchange Commission on February 28, 2007) are available on Elan’s website at www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F and Annual Report for the year ended December 31, 2006

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.